

December 23, 2011

Via E-mail
Brian Keasberry, President, Secretary and Treasurer
BRK, Inc.
3871 S. Valley View Blvd., Unit 70
Las Vegas, Nevada 89103

     Re: **BRK, Inc.**
               Amendment No. 1 to Registration Statement on Form S-1
               Filed December 13, 2011
               File No. 333-177823

Dear Ms. Keasberry:

We have reviewed your response letter dated December 12, 2011 and your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X. In this regard, please also update your summary financial information and dilution disclosures as appropriate.

The Offering, page 5

2. It appears to us that the amounts in the table next to the caption "net proceeds" may be gross proceeds. Please advise or revise your document accordingly.

Risk Factors, page 6

3. Please tell us what consideration you have given to including a risk factor discussing the dilution risk with respect to the shares investors purchase in this offering that may occur

upon convertibility of the outstanding convertible notes into shares of your common stock.

Market Information, page 16

4. We note your response to comment five from our letter dated December 1, 2011. Please confirm to us that the correct aggregate principal amount is $65,089, as disclosed in your prospectus, or revise your prospectus accordingly.

Use of Proceeds, page 16

5. It appears to us that your table should begin with "net proceeds" from the offering. Please advise or revise your document accordingly. See Item 504 of Regulation S-K for guidance.

Selling Stockholders, page 18

6. We reissue comment eight from our letter dated December 1, 2011 with respect to Justin Mongiardo and Christina Mongiardo.

7. In the first paragraph you state that 12 selling stockholders are offering 1,599,920 shares of common stock for resale. In Item 15 on page II-2, you state that you issued to eight persons a total of 1,599,920 shares of common stock for the conversion of debt and all of the shares of common stock are registered on the registration statement. However, you have listed ten selling stockholders in the table on page 18. Finally, you state that the debt was issued between December 16, 2010 and September 27, 2011; however, your disclosure in the selling stockholder section does not reflect a note issuance on September 27, 2011. Please revise your disclosure here to state the correct number of selling stockholders and the dates of all of the transactions and make appropriate changes throughout your prospectus for consistency or otherwise advise us.

Financial Statements and Accompanying Footnotes, page F-1

Report of Independent Registered Public Accounting Firm

8. Please have your independent registered public accounting firm revise the first paragraph of their audit opinion to reference "statement of operations."

Note 7 – Construction in Progress, page F-9

9. We note your response to our prior comment number 17. Your footnote disclosure states the repair parts machine is in development and has not been completed or tested. It is unclear to us why you believe this machine and its related costs represent an asset under U.S. GAAP. It continues to appear that this machine represents a prototype and has not yet demonstrated its technological feasibility. As such, it continues to appear that this

machine and its related costs should be treated as a development expense in accordance with ASC 730-10-25. Please modify your financial statements or otherwise explain how this machine represents an asset.

You may contact Dale Welcome at (202) 551-3865 or, in his absence, Kevin Stertzel, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
        Thomas E. Puzzo, Esq.